Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended	For the Three Months Ended	For the Year Ended December 31
	June 30, 2004	June 30, 2004	2003	2002	2001	2000	1999

Earnings:
Income (loss) from continuing operations before income taxes	$1,379	$678	$1,958	$80	$(121)	$693	$2,222
Undistributed income (loss) of investees accounted for under the equity method	81	45	119	(37)	29	25	(14)
Interest capitalized	—	—	—	8	6	—	—

Adjusted earnings	1,298	633	1,839	109	(156)	668	2,236

Add fixed charges:
Interest credited to policyholders’ account balances	923	411	1,830	1,846	1,804	1,751	1,811
Gross interest expense (1)	212	111	403	435	653	1,056	863
One-third of rental expense	34	18	103	150	173	166	167

Total fixed charges	1,169	540	2,336	2,431	2,630	2,973	2,841

Total earnings plus fixed charges	$2,467	$1,173	$4,175	$2,540	$2,474	$3,641	$5,077

Ratio of earnings to fixed charges (2)	2.11	2.17	1.79	1.04	0.94	1.22	1.79

(1)	Includes Securities business related interest expense which is included in “Net investment income” in the Consolidate Statements of Operations, interest which has been capitalized and amortization of debt discounts and premiums.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.